Exhibit 12

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENTS OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

	Years Ended December 31,
(in millions, except ratios)	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before provision for income taxes	$66.7	$(61.9)	$121.9	$139.1	$79.6
Add:
Fixed charges	28.4	26.7	26.6	29.5	34.0

Total earnings	$95.1	$(35.2)	$148.5	$168.6	$113.6

Fixed charges:
Interest expense	$23.7	$22.1	$22.9	$25.7	$29.9
Rental interest factor	4.7	4.6	3.7	3.8	4.1

Total fixed charges	$28.4	$26.7	$26.6	$29.5	$34.0

Ratio of earnings to fixed charges	3.3:1	(a)	5.6:1	5.7:1	3.3:1

(a)	The coverage deficiency is $61.9 million.